UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Disposal 27 April 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 27, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: April 27, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

27 April 2010

Barclays announces the sale of its African custody business to Standard Chartered

Barclays Bank PLC ('Barclays') has agreed to sell its custody business in Africa to Standard Chartered. Barclays African custody business had gross assets of £1.9m and assets under custody of £3,862m as at 31 December 2009. The sale is expected to be completed in 2010, subject to regulatory approvals and other customary conditions.

Barclays African custody business is a pan-African securities and custody business which employs 66 people and covers 16 markets from its operations in eight countries (Botswana, Ghana, Kenya, Mauritius, Tanzania, Uganda, Zambia and Zimbabwe).

Barclays exited the global custody business outside Africa in 1998. The remaining custody business in Africa is profitable but would benefit from the synergies a global operation could provide. The sale realises value for our shareholders while not impacting Barclays long-established banking business in Africa.

Vinit Chandra, Chief Executive, Barclays Africa said: "Our custody business in Africa is attractive and profitable and the sale will realise significant value for Barclays Africa. We will work closely with Standard Chartered to ensure the transition does not impact our clients and employees and remain fully committed to growing our banking operations in Africa."

(Ends)

For further information please contact:

Barclays

Media Relations
Perry Jones
Barclays Global Retail Banking
+ 44 20 7116 7226
perry.jones2@barclays.com

Investor Relations
Matt Sheppard
Barclays Investor Relations
+ 44 20 7116 5724
matt.sheppard@barclays.com

Notes to Editors:

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate banking, investment banking, wealth management and investment management services, with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 144,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide. For further information about Barclays, please visit our website
www.barclays.com

About Standard Chartered

Standard Chartered PLC is a leading international bank, listed on the London and Hong Kong stock exchanges. It has operated for over 150 years in some of the world's most dynamic markets and earns around 90 per cent of its income and profits in Asia, Africa and the Middle East. This geographic focus and commitment to developing deep relationships with clients and customers has driven the Bank's growth in recent years.

With 1700 offices in 70 markets, Standard Chartered offers exciting and challenging international career opportunities for its 75,000 staff. It is committed to building a sustainable business over the long term and is trusted worldwide for upholding high standards of corporate governance, social responsibility, environmental protection and employee diversity. The Bank's heritage and values are expressed in its brand promise, 'Here for good'.

For more information on Standard Chartered, please visit
www.standardchartered.com

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the integration of the Lehman Brothers North American businesses into the Group's business and the quantification of the benefits resulting from such acquisition, , the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.
Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.